UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Distoken Acquisition Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G27740 110

(CUSIP Number)

Jian Zhang

Unit 1006, Block C, Jinshangjun Park
No. 2 Xiaoba Road, Panlong District
Kunming, Yunnan, China

Telephone: +86 871 63624579

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27740 110	13D	Page 1 of 9 pages

1	Names of Reporting Persons. Xiaosen Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,270,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,270,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,000 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.03%
14	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 1,725,000 of the Issuer’s ordinary shares, $0.0001 par value (“Ordinary Shares”), which are more fully described under the heading “Description of Securities—Founder Shares and Private Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248822) and (ii) 545,000 Ordinary Shares underlying units (each unit consisting of one Ordinary Share, one redeemable warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Issuer’s initial business combination), acquired pursuant to a Unit Subscription Agreement by and between Xiaosen Sponsor LLC (the “Sponsor”) and the Issuer.

(2)	Excludes 54,500 Ordinary Shares which may be acquired upon the conversion of 545,000 rights upon the consummation of the Issuer’s initial business combination, and excludes 545,000 Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. G27740 110	13D	Page 2 of 9 pages

1	Names of Reporting Persons. Jian Zhang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,270,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,270,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,000 (1) (2) (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.03%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 1,725,000 of the Issuer’s Ordinary Shares, which are more fully described under the heading “Description of Securities—Founder Shares and Private Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248822) and (ii) 545,000 Ordinary Shares underlying units (each unit consisting of one Ordinary Share, one redeemable warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Issuer’s initial business combination), acquired pursuant to a Unit Subscription Agreement by and between Sponsor and the Issuer.

(2)	The Sponsor is the record holder of the securities reported herein. Jian Zhang is the manager and the sole member of the Sponsor. Mr. Zhang may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of his control over the Sponsor, as the manager of the Sponsor. Mr. Zhang disclaims beneficial ownership of the Ordinary Shares held by the Sponsor other than to the extent of his pecuniary interest in such shares.

(3)	Excludes 54,500 Ordinary Shares which may be acquired upon the conversion of 545,000 rights upon the consummation of the Issuer’s initial business combination, and excludes 545,000 Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. G27740 110	13D	Page 3 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Distoken Acquisition Corporation, a Cayman Islands exempted company (the “Issuer”) whose principal executive offices are located at Unit 1006, Block C, Jinshangjun Park, No. 2 Xiaoba Road, Panlong District, Kunming, Yunnan, China.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Xiaosen Sponsor LLC (the “Sponsor”); and

(ii) Jian Zhang, the manager of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Sponsor is a Cayman Islands limited liability company, and Jian Zhang is a citizen of China. The address of the principal business office of each of the Reporting Persons is Unit 1006, Block C, Jinshangjun Park, No. 2 Xiaoba Road, Panlong District, Kunming, Yunnan, China.

The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination (the “Business Combination”). Mr. Zhang is also the Chairman and Chief Executive Officer of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $5,450,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

CUSIP No. G27740 110	13D	Page 4 of 9 pages

Item 4.	Purpose of Transaction

Founder Shares

In July 2020, Sponsor purchased 1,150,000 founder shares for a purchase price of $25,000. In August 2021, the Issuer effected a share dividend of 0.25 shares for each founder share outstanding, resulting in Sponsor holding 1,437,500 founder shares. In January 2023, the Issuer effected a share dividend of 0.2 shares for each ordinary share outstanding, resulting in Sponsor holding 1,725,000 founder shares (the “Founder Shares”).

Placement Units

On February 17, 2023, as part of a sponsor unit subscription agreement dated February 15, 2023 (the “Unit Subscription Agreement”), the Sponsor purchased 545,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $5,450,000. Each Placement Unit consists of one Ordinary Share (the “Placement Share”), one warrant (each, a “Placement Warrant”) and one right. Each Placement Warrant is exercisable to purchase one Ordinary Share at a price of $11.50 per share. Each right entitles the holder to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Issuer’s Business Combination. The Placement Warrants will become exercisable 30 days after the completion of the Issuer’s Business Combination, and will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of the Issuer’s Business Combination, or earlier upon redemption.

The foregoing description of the Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor has agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in connection with the completion of the Issuer’s Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Ordinary Shares in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to offer redemption rights in connection with the Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Ordinary Shares if the Issuer does not complete the Business Combination within 9 months from the closing of its IPO or (B) with respect to any other business combination activity, (iii) waive its rights to liquidating distributions from the trust account with respect to their Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 9 months from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Ordinary Shares it holds if the Issuer fails to complete the Business Combination within the prescribed time frame and (iv) not sell any of its Founder Shares, Placement Shares, or Ordinary Shares to the Issuer in any tender offer undertaken by the Issuer in connection with the Business Combination.

CUSIP No. G27740 110	13D	Page 5 of 9 pages

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Ordinary Shares voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) with respect to 50% of the Founder Shares, if the last sale price of the Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date following the completion of the Business Combination on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any securities underlying the Placement Units, , and any warrants or units that may be issued upon conversion of the working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

CUSIP No. G27740 110	13D	Page 6 of 9 pages

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their representatives to the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 9,448,000 Ordinary Shares outstanding as of February 27, 2023, which includes: (i) 6,900,000 Ordinary Shares issued in the IPO, (ii) 545,000 Ordinary Shares included in the Placement Units, (iii) 1,725,000 Founder Shares, and (iv) 278,000 Ordinary Shares held by the underwriters and their designees.

CUSIP No. G27740 110	13D	Page 7 of 9 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Xiaosen Sponsor LLC	2,270,000	24.03%	2,270,000	0	2,270,000	0
Jian Zhang	2,270,000	24.03%	0	2,270,000	0	2,270,000

The securities reported above are held of record by Sponsor and include: (i) 1,725,000 Founder Shares, and (ii) 545,000 Ordinary Shares included in the Placement Units.

The Sponsor is the record holder of the securities reported herein. Jian Zhang is the manager of the Sponsor. By virtue of this relationship, Mr. Zhang may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Zhang disclaims beneficial ownership of the securities held by the Sponsor other than to the extent of his pecuniary interest in such securities.

(c) The Reporting Person has not effected any transactions in the Ordinary Shares during the 60 days preceding the date of this report, except as described in this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Subscription Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

CUSIP No. G27740 110	13D	Page 8 of 9 pages

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Letter Agreement, dated February 15, 2023, by and among the Issuer, its officers, its directors and Sponsor. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed February 17, 2023).

3	Registration Rights Agreement, dated February 15, 2023, by and between the Issuer, Sponsor and certain other securityholders. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed February 17, 2023).

4	Unit Subscription Agreement, dated February 15, 2023, by and between the Issuer and Sponsor. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed February 17, 2023).

CUSIP No. G27740 110	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 27, 2023

XIAOSEN SPONSOR LLC

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Manager

JIAN ZHANG

/s/ Jian Zhang

JOINT FILING AGREEMENT

AGREEMENT dated as of February 27, 2023 by and between Xiaosen Sponsor LLC, a Cayman Islands limited liability company, and Jian Zhang (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, $0.0001 par value per share, of Distoken Acquisition Corporation. Each Party hereto agrees that the Schedule 13D, dated February 27, 2023, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 27, 2023	Xiaosen Sponsor LLC

	By:	/s/ Jian Zhang
		Name:	Jian Zhang
		Title:	Manager

Date: February 27, 2023	/s/ Jian Zhang
Jian Zhang